Exhibit 99.1

Obsidian Energy Announces 2022 Drilling Program and Guidance as well as Update on Development Program

• Initial 2022 capital program of $143 to $149 million with opportunity for second half expansion

• 19 well Cardium drilling program builds on 2021 success

• 10 wells planned in Peace River, including four Clearwater appraisal wells

• Free cash flow generation of $166 million expected at WTI US$75/bbl

CALGARY, January 24, 2022 – OBSIDIAN ENERGY LTD. (TSX – OBE, OTCQX – OBELF) (“Obsidian Energy” or the “Company”) is pleased to announce our 2022 guidance, building on our successful drilling results in the Cardium while further expanding activity in Peace River. A total of $143 to $149 million in capital expenditures, plus an additional $14 million in decommissioning expenditures, is planned for 2022. We currently have four drilling rigs active in our 2022 drilling program, which includes 19 wells (18.0 net) in our Willesden Green and Pembina assets and an additional ten wells (10.0 net) in our Peace River asset, including four appraisal wells into the Clearwater formation.

Our 2022 development program is deliberately front half weighted to take advantage of improved commodity prices and continuous operations. At forecasted pricing, our program allows us to maintain the momentum and efficiencies from our 2021 program, grow average production by approximately 13 percent in 2022 (prior to the inclusion of our Peace River Oil Partnership (“PROP”) acquisition late last year) and generate significant free cash flow. Additionally, should commodity prices prove to be favourable, we have the option to increase the development program during the second half of the year, including potential follow-on activity in our Peace River asset.

“We are excited to continue further developing our assets in 2022, while generating free cash flow for debt repayment and other shareholder value initiatives,” said Stephen Loukas, Obsidian Energy’s Interim President and CEO. “For the first time since COVID-19 began, we expect to grow production from the prior year. Our Cardium assets, including our return to the Pembina area, continue to deliver excellent results and we’ve expanded our focus to apply our technical knowledge and proven execution ability to our Peace River Bluesky assets. In addition, we have commenced appraising the Clearwater formation within our Peace River area. With ample opportunities in our portfolio, we are in a great position for the future.”

Stephen Loukas continued, “Our 2022 program, combined with strong commodity prices, is expected to result in significant free cash flow of $166 million at the midpoint of our guidance. Initially, these funds will be allocated towards debt repayment, reducing our net debt to funds flow from operations ratio to below 1.0 times. We expect to complete our debt refinancing during the first half of 2022, following which we will reevaluate our second half program and look to appropriately balance production growth, debt repayment and return of capital as we move forward through 2022.”

2022 GUIDANCE

With a strong start to our 2022 development program, we expect to grow average production to 29,100 to 30,100 boe/d in 2022, through the drilling of 29 wells (28.0 net). With a continued supportive commodity price environment, our program further positions us for additional development in the second half of 2022.

Net operating expenses per boe are expected to be lower than 2021 levels largely due to increased production volumes and continued operational cost controls, despite current inflationary pressures on the industry. Increases in both free cash flow and funds flow from operations from 2021 are expected due to the continued strong performance of our high netback Willesden Green development, the higher pricing environment and a diverse development program.

We expect to generate between $149 to $185 million of free cash flow in 2022 (using the midpoint of our guidance and WTI between US$70 and US$80 per barrel), which will initially be directed toward further debt reduction. This is expected to result in a 2022 net debt to funds flow from operations of below 1.0 times. Our full year 2022 guidance is presented below.

				2022E Guidance
Production[1]	boe/d			29,100 – 30,100
% Oil and NGLs	%			66%
Capital expenditures	$ millions			143 – 149
Decommissioning Expenditures[2]	$ millions			14
Net operating expenses	$/boe			12.00 – 12.90
General & administrative	$/boe			1.55 – 1.65

Based on midpoint of above guidance
WTI Range	US$/bbl	70.00	75.00	80.00
Funds flow from operations[3]	$ millions	309	326	345
Free cash flow [3]	$ millions	149	166	185
Net debt[4]	$ millions	271	254	235
Net debt to FFO[4]	times	0.9x	0.8x	0.7x

(1)

Mid-point of guidance range: 11,800 bbl/d light oil, 5,175 bbl/d heavy oil, 2,450 bbl/d NGLs and 61.1 mmcf/d natural gas. Average production volumes do not include any forecasted production associated with Clearwater exploratory capital expenditures.

(2)	Decommissioning expenditures do not include grants and allocations to be utilized by the Company under the ASRP.

(3)

Pricing assumptions outlined are forecasted for the full year of 2022 and includes AECO forward strip pricing and risk management (hedging) adjustments as of January 21, 2022. Guidance FFO and FCF includes approximately $19 million of estimated charges for full year 2022 related to the deferred share units, performance share units and non-treasury incentive plan cash compensation amounts which are based on a share price of $8.00 per share. The charge is primarily due to the Company’s increased share price in 2022 compared to the closing price on December 31, 2021, of $5.21 per share.

(4)	Net Debt figures estimated as at December 31, 2022.

2022 DEVELOPMENT PROGRAM

We are excited with the potential for our 2022 development program that began in December 2021. Currently utilizing four rigs, the program is first half weighted with the drilling of 20 of our 29 planned high working interest wells across our broad, high quality asset base in the Willesden Green, Pembina and Peace River areas. With continued support of commodity prices, we will revaluate our second half program as the year progresses to further access the growth potential of our assets.

Drilling activity	Gross (net) wells
Willesden Green (Cardium)	12 (12.0)
Pembina (Cardium / Vertical)	7 (6.0)[1]
Peace River (Bluesky / Clearwater)	10 (10.0)[2]

TOTAL	29 (28.0)

(1)   One Pembina well (0.9 net) was spud in 2021 and rig-released in 2022; it is included in these totals.

(2)   All wells rig-released in 2022 are expected to be brought on production in 2022, except for two Bluesky wells in our Peace River asset. It is expected that these two wells will be brought on production in the first quarter of 2023.

Additional detail regarding our planned 2022 development activity is as follows:

•

Willesden Green: Our 2022 program extends our successful 2021 horizontal drilling campaign in our Crimson and Faraway assets with the drilling of 12 (12.0 net) wells. We are utilizing two drilling rigs in the area during 2022 to mitigate expenses associated with operating during spring thaw conditions and maximize production additions.

•

Pembina: The Company successfully returned to development drilling in the Pembina area in the second half of 2021. Our 2022 program builds upon this success with five additional locations that offset our recent 2021 wells. This one-rig program also includes two low-cost vertical wells, leveraging our strong understanding of these compelling deeper horizons.

•

Peace River: We resumed development drilling in PROP that targeted the Bluesky formation in November 2021, in conjunction with our acquisition of PROP’s remaining 45 percent interest. Continuing our momentum, we plan to drill an additional six Bluesky locations in 2022.

In the first quarter of 2022, the Company will begin appraisal drilling of our 473 sections of Clearwater formation rights within our Peace River asset. Given well designs are very similar for both Bluesky and Clearwater wells, our considerable experience with the Bluesky formation is expected to greatly assist in the successful development of this formation.

Early in 2022, we received an additional $2 million of Alberta Site Rehabilitation Program (“ASRP”) support with the expansion of Period 5, bringing total support from the ASRP to over $37 million (on a gross basis) of grants and allocations. Including the impact from our $14 million in planned decommissioning expenses, we anticipate successfully abandoning over 300 net wells and over 500 km of pipelines (net) in 2022, further demonstrating our commitment to reducing our impact on the environment.

2021 OPERATIONS UPDATE

Obsidian Energy closed the year with another strong operational quarter, exiting the year with significant operational momentum for 2022. Our full year 2021 production averaged 24,605 boe/d, which is within our guidance range. As previously disclosed, a minor delay in the closing of the remaining 45 percent interest in PROP impacted annualized average production by approximately 70 boe/d on a full-year basis.

The Company is in the process of completing the last of its activity related to its 2021 development program with the remaining 7 (6.8 net) wells coming on production throughout the first quarter. A brief update from our early January operations update is as follows:

•

Willesden Green: Production results for our Willesden Green program remain on internal estimates. Shown below are initial 30-day production updates for our recent wells on an average per well, 100 percent working interest basis, and expected activity timing for wells not yet on stream.

•	Faraway 6-22 pad (four wells):

•	IP30 of 265 boe/d (91 percent light oil)

•	Faraway 4-17 pad (two wells):

•	Fracturing completed mid-January

•	First production in mid-February

•	Faraway 1-25 existing pad (one additional well):

•	Fracturing completed mid-January

•	First production in mid-February

•	Faraway 2-18 pad (one Mannville gas well)

•	Last seven days of 926 boe/d (13 percent field condensate)

•

Pembina: The Company successfully returned to development drilling in the Pembina area in mid-2021. Shown below are production updates for our remaining 2021 development program wells on an average per well, gross basis, and expected activity timing for wells not yet on stream.

•	PCU#9 7-17 pad (three wells):

•	IP30 of 182 boe/d (61 percent light oil)

•	IP60 of 199 boe/d (59 percent light oil)

•	PCU#9 2-15 pad (two wells):

•	IP30 of 248 boe/d (69 percent light oil)

•	PCU#9 16-9 pad (two wells)

•	Fracturing completed in early January

•	First production in early February

•	LNU 12-17 pad (one well)

•	Fracturing in mid-January

•	First production in mid-February

Peace River: We resumed development drilling in the fourth quarter of 2021 with a four-well program (4.0 net) that targeted the Bluesky formation. After recovering drilling water, these new wells on stream are exhibiting very strong initial production rates of over 2,000 boe/d (100 percent heavy oil) and are above our internal estimates. Updated results for the Bluesky wells are as follows, shown as an average per well (on a gross basis):

•	6-31 pad (three wells):

•	Twenty days on production

•	Last seven days of 516 boe/d per well (100 percent heavy oil)

•	14-25 pad (one well):

•	Began dewatering phase on January 17, 2022.

•	The well is cleaning up and now producing 400 boe/d (100 percent heavy oil).

In December, the Company participated in the drilling of one (0.5 net) Clearwater well in the Dawson area with an operator with significant experience in the play, accelerating our appraisal activity. This well is now producing heavy oil during its clean up phase.

SENIOR MANAGEMENT CHANGE

Obsidian Energy announces a leadership transition with the departure of Aaron Smith, Senior Vice President Development and Operations, effective January 31, 2022. Mr. Smith has served the Company for approximately 3.5 years in various leadership roles, contributing significantly to the success of the Company. In connection with the change, Cliff Swadling, currently the Senior Director of Productions and Operations, will move into the role of VP, Operations effective immediately. Mr. Swadling joined the Company in January 2017 and has held various roles during his tenure.

“These changes to our management team reflect a natural evolution as we transition the Company towards growth,” commented Mr. Loukas. “Aaron has been a key contributor to Obsidian Energy’s leadership team during a time of adversity. On behalf of the Board of Directors, the management team and Obsidian Energy’s staff, I wish to offer my sincere gratitude for his dedication and corporate stewardship, which has enabled Obsidian Energy to navigate a difficult period in the energy industry. I wish him the very best in his future endeavors. I would also like to welcome Cliff to the management team. Cliff’s extensive operational experience and leadership style will help guide our team as we pivot to a growth agenda. With his involvement in the Company’s day-to-day operational activities over the past five years, this transition will be seamless.”

HEDGING UPDATE

The Company has the following financial oil and gas contracts in place on a weighted average basis:

Term	Notional Volume	Pricing (CAD)
Oil - WTI
January 2022	8,016 bbl/d	$98.82/bbl
February 2022	7,750 bbl/d	$101.81/bbl
March 2022	2,750 bbl/d	$104.31/bbl

Natural Gas - AECO
January 2021 – March 2022	25,591 mcf/d	$4.63/mcf

Additionally, the Company has the following physical contracts in place:

	Notional Volume	Pricing (USD)
Heavy Oil Differential[1] – USD
January 2022	1,350 bbl/d	($31.50)/bbl
February – March 2022	1,150 bbl/d	($31.50)/bbl

(1)	Hedged on a USD basis and inclusive of WCS differential, quality, and transportation charges.

In addition, PROP Energy 45 Limited Partnership, our wholly owned limited recourse subsidiary that purchased 45 percent of the PROP units from a third party on November 24, 2021, entered into the following financial hedges in conjunction with the acquisition financing:

Term	Notional Volume	Pricing (USD)
Oil - WTI
Q1 2022	1,502 bbl/d	$66.24/bbl
Q2 2022	1,121 bbl/d	$65.11/bbl
Q3 2022	593 bbl/d	$63.26/bbl
Q4 2022	606 bbl/d	$62.30/bbl

Heavy Oil - WCS Differential
Q1 2022	939 bbl/d	($17.45)/bbl
Q2 2022	801 bbl/d	($15.43)/bbl

2022 GUIDANCE RELEASE WEBCAST

In association with this release, our Interim President and CEO, Mr. Stephen Loukas and other members of management will host a webcast presentation online on today, January 24, 2022 at 9:30 a.m. Mountain Standard Time (11:30 a.m. Eastern Standard Time) (the “Presentation”).

The Presentation will be broadcast live on the Internet and may be accessed either through our website or directly at the webcast portal. Those who wish to listen to the Presentation via phone should connect five to 10 minutes prior to the scheduled start time through the following numbers:

Canada / USA:	1-800-319-4610 (toll-free)

Toronto:	1-416-915-3239

Calgary:	1-403-351-0324

A question-and-answer session will be held following the Presentation. If you wish to submit a question to the Company, participants can do so ahead of time after registering on the webcast portal on the Intranet or by emailing questions to investor.relations@obsidianenergy.com. The updated corporate presentation and Presentation will be available for replay following the webcast on our website, www.obsidianenergy.com.

ADDITIONAL READER ADVISORIES

OIL AND GAS INFORMATION ADVISORY

Barrels of oil equivalent (“boe”) may be misleading, particularly if used in isolation. A boe conversion ratio of six thousand cubic feet of natural gas to one barrel of crude oil is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency conversion ratio of 6:1, utilizing a conversion on a 6:1 basis is misleading as an indication of value. Boe/d means barrels of oil equivalent per day.

TEST RESULTS AND INITIAL PRODUCTION RATES

Readers are cautioned that initial production rates and/or production test results disclosed herein, particularly those short in duration, may not necessarily be indicative of long-term performance or of ultimate recovery and therefore should not be relied upon for investment or other purposes.

ABBREVIATIONS

Oil		Natural Gas
bbl	barrel or barrels	mcf	thousand cubic feet
bbl/d	Barrels per day	mcf/d	thousand cubic feet per day
boe	barrel of oil equivalent	mmcf/d	million cubic feet per day
boe/d	barrels of oil equivalent per day	AECO	Alberta benchmark price for natural gas
WCS	Western Canadian Select	NGLs	Natural gas liquids
WTI	West Texas Intermediate

NON-GAAP MEASURES

Included in this news release are references to terms “funds flow from operations”, “free cash flow”, “net operating costs”, “net debt” and ‘net debt to funds flow from operations’, which does not have a standardized meaning prescribed by International Financial Reporting Standards (“IFRS”) and therefore may not be comparable with the calculation of similar measures by other companies. These non-GAAP measures are described and defined below.

“Funds flow from operations” is cash flow from operating activities before changes in non-cash working capital, decommissioning expenditures, onerous office lease settlements, the effects of financing related transactions from foreign exchange contracts and debt repayments, restructuring charges, transaction costs and certain other expenses and is representative of cash related to continuing operations. Funds flow from operations is used to assess the Company’s ability to fund its planned capital programs.

“Free cash flow” is funds flow from operations less both capital and decommissioning expenditures. Obsidian Energy uses free cash flow and believes it is a useful measure to determine and indicate the funding available to Obsidian Energy for investing and financing activities, including the repayment of debt, reallocation to existing business units, and deployment into new ventures.

“Net operating costs” are calculated by deducting processing income and road use recoveries from operating costs and is used to assess the Company’s cost position. Processing fees are primarily generated by processing third party volumes at the Company’s facilities.

“Net debt” is the total of long-term debt and working capital deficiency and is used by the Company to assess our liquidity.

“Net debt to funds flow from operations” is a ratio of net debt compared to the Company’s funds flow from operation. The Company believes this is a useful coverage ratio as it compares our outstanding indebtedness to our annual funds flow from operations.

NON-GAAP MEASURES RECONCILATIONS

Below are reconciliations related to the 2022 guidance information for all non-GAAP measures stated in this release.

2022E funds flow from operations and free cash flow

(millions)	US$70 WTI	US$75 WTI	US$80 WTI
Cash flow from operating activities	$260	$275	$292
Change in non-cash working capital	22	24	26
Decommissioning expenditures	14	14	14
Onerous office lease settlements	9	9	9
Realized foreign exchange loss – debt maturities	2	2	2
Restructuring charges (1)	1	1	1
Other expenses (1)	1	1	1

Funds flow from operations	$309	$326	$345

Capital expenditures	(146)	(146)	(146)
Decommissioning expenditures	(14)	(14)	(14)

Free cash flow	$149	$166	$185

2022E net debt and net debt to funds flow from operations

(millions, except ratio)	US$70 WTI	US$75 WTI	US$80 WTI
Total long-term debt	$286	$271	$254
Total working capital surplus	(15)	(17)	(19)

Net debt	$271	$254	$235

Funds flow from operations	$309	$326	$345

Net debt to funds flow from operations	0.9x	0.8x	0.7x

Net operating expenses

(millions, except per boe)	2022E
Operating costs	$146 – 149
Processing fees	(7 – 8)
Road use recoveries	(5 – 6)

Net operating expenses	$132 – 137

Net operating expenses/boe	12.00 – 12.90/boe

FUTURE-ORIENTED FINANCIAL INFORMATION

This news release contains future-oriented financial information (“FOFI”) and financial outlook information relating to the Company’s prospective results of operations, operating costs, expenditures, production, funds flow from operations, free cash flows, which are subject to the same assumptions, risk factors, limitations, and qualifications as set forth below under “Forward-Looking Statements”. The Company’s actual results, performance or achievement could differ materially from those expressed in, or implied by, such FOFI, or if any of them do so, what benefits the Company will derive therefrom. The Company has included this FOFI in order to provide readers with a more complete perspective on the Company’s business as of the date hereof and such information may not be appropriate for other purposes.

FORWARD-LOOKING STATEMENTS

Certain statements contained in this document constitute forward-looking statements or information (collectively “forward-looking statements”) within the meaning of the “safe harbour” provisions of applicable securities legislation. Forward-looking statements are typically identified by words such as “anticipate”, “continue”, “estimate”, “expect”, “forecast”, “budget”, “may”, “will”, “project”, “could”, “plan”, “intend”, “should”, “believe”, “outlook”, “objective”, “aim”, “potential”, “target” and similar words suggesting future events or future performance. In addition, statements relating to “reserves” or “resources” are deemed to be forward-looking statements as they involve the implied assessment, based on certain estimates and assumptions, that the reserves and resources described exist in the quantities predicted or estimated and can be profitably produced in the future. In particular, this document contains forward-looking statements pertaining to, without limitation, the following: our expectations for full year 2022 average production, oil and natural gas liquid weighting or production, capital and decommissioning expenditures, net operating expenses and general and administrative costs, funds flow from operations, free cash flow and net debt; our projections for production growth, net operating expenses, free cash flow and funds flow from operations and the underlying reasons for those projections; our ability to increase the development program depending on prices; our development program including locations, types of wells, fracturing timing, on production and on stream dates, and expectations for debt reduction and other shareholder value initiatives in 2022; our expectations for completing a debt refinancing and the opportunities that could be available post such an action; our expectation for the 2022 net debt to fund flow from operation ratio; our expectations in connection with the ASRP; our hedges; and our expected timing for the Presentation.

With respect to forward-looking statements and FOFI contained in this document, the Company has made assumptions regarding, among other things: that the Company does not dispose of or acquire material producing properties or royalties or other interests therein other than stated herein; the impact of regional and/or global health related events, including the ongoing COVID-19 pandemic, on energy demand and commodity prices; that the Company’s operations and production will not be disrupted by circumstances attributable to the COVID-19 pandemic and the responses of governments and the public to the pandemic; global energy policies going forward, including the continued ability of members of OPEC, Russia and other nations to agree on and adhere to production quotas from time to time; our ability to qualify for (or continue to qualify for) new or existing government programs created as a result of the COVID-19 pandemic (including the ASRP) or otherwise, and obtain financial assistance therefrom, and the impact of those programs on our financial condition; our ability to execute our plans as described herein and in our other disclosure documents and the impact that the successful execution of such plans will have on our Company and our stakeholders; future capital expenditure and decommissioning expenditure levels; future operating costs and general & administrative costs; future crude oil, natural gas liquids and natural gas prices and differentials between light, medium and heavy oil prices and Canadian, WTI and world oil and natural gas prices; future hedging activities; future crude oil, natural gas liquids and natural gas production levels, including that we will not be required to shut-in production due to low commodity prices; future exchange rates and interest rates; future debt levels; our ability to execute our capital programs as planned without significant adverse impacts from various factors beyond our control, including extreme weather events, wild fires, infrastructure access and delays in obtaining regulatory approvals and third party consents; our ability to obtain equipment in a timely manner to carry out development activities and the costs thereof; our ability to market our oil and natural gas successfully to current and new customers; our ability to obtain financing on acceptable terms, including our ability (if necessary) to continue to extend the revolving period and term out period of our credit facility, our ability to maintain the existing borrowing base under our credit facility, our ability to renew or replace our syndicated bank facility and our ability to finance the repayment of our senior notes on maturity; and our ability to add production and reserves through our development and exploitation activities.

Although the Company believes that the expectations reflected in the forward-looking statements and FOFI contained in this document, and the assumptions on which such forward-looking statements and FOFI are made, are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned not to place undue reliance on forward-looking statements and FOFI included in this document, as there can be no assurance that the plans, intentions or expectations upon which the forward-looking statements and FOFI are based will occur. By their nature, forward-looking statements and FOFI involve numerous assumptions, known and unknown risks and uncertainties that contribute to the possibility that the forward-looking statements contained herein will not be correct, which may cause our actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things: the possibility that the Company will not be able to continue to successfully execute our business plans and strategies in part or in full, and the possibility that some or all of the benefits that the Company anticipates will accrue to our Company and our stakeholders as a result of the successful execution of such plans and strategies do not materialize; the possibility that the Company ceases to qualify for, or does not qualify for, one or more existing or new government assistance programs implemented in connection with the COVID-19 pandemic and other regional and/or global health related events or otherwise, that the impact of such programs falls below our expectations, that the benefits under one or more of such programs is decreased, or that one or more of such programs is discontinued; the impact on energy demand and commodity prices of regional and/or global health related events, including the ongoing COVID-19 pandemic, and the responses of governments and the public to the pandemic, including the risk that the amount of energy demand destruction and/or the length of the decreased demand exceeds our expectations; the risk that the significant decrease in the valuation of oil and natural gas companies and their securities and the decrease in confidence in the oil and natural gas industry generally that has been caused by the COVID-19 pandemic persists or worsens; the risk that the COVID-19 pandemic adversely affects the financial capacity of the Company’s contractual counterparties and potentially their ability to perform their contractual obligations; the possibility that the revolving period and/or term out period of our credit facility and the maturity date of our senior notes is not further extended (if necessary), that the borrowing base under our credit facility is reduced, that the Company is unable to renew our credit facilities on acceptable terms or at all and/or finance the repayment of our senior notes when they mature on acceptable terms or at all and/or obtain debt and/or equity financing to replace one or both of our credit facilities and senior notes; the possibility that we breach one or more of the financial covenants pursuant to our agreements with our lenders and the holders of our senior notes; the possibility that we are forced to shut-in production, whether due to commodity prices or changes to existing government curtailment programs or the imposition of new programs; the risk that OPEC, Russia and other nations fail to agree on and/or adhere to production quotas from time to time that are sufficient to balance supply and demand fundamentals for crude oil; general economic and political conditions in Canada, the U.S. and globally, and in particular, the effect that those conditions have on commodity prices and our access to capital; industry conditions, including fluctuations in the price of crude oil, natural gas liquids and natural gas, price differentials for crude oil and natural gas produced in Canada as compared to other markets, and transportation restrictions, including pipeline and railway capacity constraints; fluctuations in foreign exchange or interest rates; unanticipated operating events or environmental events that can reduce production or cause production to be shut-in or delayed (including extreme cold during winter months, wild fires and flooding); the possibility that fuel conservation measures, alternative fuel requirements, increasing consumer demand for alternatives to hydrocarbons and technological advances in fuel economy and renewable energy generation systems could permanently reduce the demand for oil and natural gas and/or permanently impair the Company’s ability to obtain financing on acceptable terms or at all, and the possibility that some or all of these risks are heightened as a result of the response of governments and consumers to the ongoing COVID-19 pandemic. Additional information on these and other factors that could affect Obsidian Energy, or its operations or financial results, are included in the Company’s Annual Information Form (See “Risk Factors” and “Forward-Looking Statements” therein) which may be accessed through the SEDAR website (www.sedar.com), EDGAR website (www.sec.gov) or Obsidian Energy’s website. Readers are cautioned that this list of risk factors should not be construed as exhaustive.

Unless otherwise specified, the forward-looking statements and FOFI contained in this document speak only as of the date of this document. Except as expressly required by applicable securities laws, we do not undertake any obligation to publicly update or revise any forward. The forward-looking statements and FOFI contained in this document are expressly qualified by this cautionary statement.

Obsidian Energy shares are listed on both the Toronto Stock Exchange in Canada and the OTCQX Market in the United States under the symbol “OBE” and “OBELF” respectively.

All figures are in Canadian dollars unless otherwise stated.

CONTACT

OBSIDIAN ENERGY

Suite 200, 207 - 9th Avenue SW, Calgary, Alberta T2P 1K3

Phone: 403-777-2500

Toll Free: 1-866-693-2707

Website: www.obsidianenergy.com;

Investor Relations:

Toll Free: 1-888-770-2633

E-mail: investor.relations@obsidianenergy.com